Exhibit 1

Mad Catz Interactive, Inc.

Interim Financial Statements

For the Three- and Six-Month Periods ended September 30, 2004

Unaudited - Prepared By Management

Mad Catz Interactive, Inc.

Consolidated Balance Sheets (Unaudited)

Expressed in U.S. Dollars

As of September 30, 2004 and March 31, 2004

	September 30, 2004	March 31, 2004
ASSETS
Current assets:
Cash	$1,189,696	$1,728,233
Accounts receivable	15,742,884	17,039,082
Inventories	28,910,166	16,848,237
Prepaid expenses and deposits	1,317,961	1,489,261
Future income tax assets	2,764,722	2,764,722

	49,925,429	39,869,535
Future tax assets	281,504	281,504
Capital assets	1,414,620	1,565,834
Intangible assets	3,839,978	4,242,196
Goodwill	20,559,694	19,963,731

Total assets	$76,021,225	$65,922,800

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loan	$14,736,621	$15,181,863
Accounts payable and accrued liabilities	24,283,534	13,713,250
Accrued taxes payable	236,767	971,136

	39,256,922	29,866,249
Shareholders’ equity:
Capital stock	46,581,957	46,413,522
Cumulative translation adjustment	5,552,293	4,957,036
Accumulated deficit, as restated	(15,369,947)	(15,314,007)

Total shareholders’ equity	36,764,303	36,056,551

Total liabilities and shareholders’ equity	$76,021,225	$65,922,800

See accompanying notes to consolidated financial statements.

Mad Catz Interactive, Inc.

Consolidated Statements of Operations (Unaudited)

Expressed in U.S. Dollars

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
		as restated		as restated
Net sales	$20,670,008	$21,281,315	37,388,728	39,093,418
Cost of sales	15,438,603	15,931,786	27,851,310	30,530,128

Gross profit	5,231,405	5,349,529	9,537,418	8,563,290
Expenses (income):
Selling expenses	2,326,267	2,447,756	4,424,691	5,150,236
Administrative expenses	1,638,676	1,884,598	3,320,528	3,691,276
Stock-based compensation	39,148	40,732	168,435	73,383
Interest	217,115	358,069	457,700	743,001
Depreciation and amortization	460,276	313,850	928,512	624,383
Other income	(13,851)	(52,695)	(30,409)	(57,791)
Foreign exchange loss	16,137	3,004	124,310	154,828

	4,683,768	4,995,314	9,393,767	10,379,316

Income (loss) before income taxes	547,637	354,215	143,651	(1,816,026)
Income tax expense (benefit)	254,069	157,978	199,591	(697,058)

Net income (loss)	$293,568	$196,237	$(55,940)	$(1,118,968)
Accumulated deficit, beginning of period	(15,663,515)	(17,480,625)	(15,314,007)	(15,903,579)
Adjustment for the adoption of fair value method of accounting for stock options	—	—	—	(261,841)

Accumulated deficit, end of period, as restated	$(15,369,947)	$(17,284,388)	$(15,369,947)	$(17,284,388)

Net income (loss) per share:
Basic	$0.01	$0.00	$0.00	$(0.02)

Diluted	$0.01	$0.00	$0.00	$(0.02)

Weighted average number of common shares outstanding:
Basic	53,462,716	53,206,719	53,462,716	53,206,719

Diluted	53,462,716	53,482,632	53,462,716	53,206,719

Mad Catz Interactive, Inc.

Consolidated Cash Flow Statements (Unaudited)

Expressed in U.S. Dollars

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
		as restated		as restated
Cash flows from operating activities:
Net income (loss)	$293,568	$196,237	$(55,940)	$(1,118,968)
Items not involving cash:
Amortization of deferred financing fees	—	119,325	—	238,649
Foreign exchange loss	16,137	3,004	124,310	154,828
Depreciation and amortization	460,276	313,850	928,512	624,383
Stock-based compensation expense	39,148	40,732	168,435	73,383
Changes in noncash operating working capital:
Accounts receivable	(2,068,403)	(1,958,380)	1,316,601	(8,644)
Prepaid expenses and deposits	424,578	(810,619)	169,569	(871,687)
Inventories	(11,909,190)	571,759	(12,085,244)	1,237,519
Income tax receivable/payable	246,870	1,146,479	(733,545)	(22,870)
Accounts payable and accrued liabilities	11,509,247	717,916	10,561,352	(48,115)

Net cash provided by (used in) continuing operations	(987,767)	340,303	394,050	258,478

Cash flows from investing activities:
Purchase of capital assets	(194,978)	(283,514)	(403,566)	(583,262)

Net cash used in investing activities	(194,978)	(283,514)	(403,566)	(583,262)

Cash flows from financing activities:
Bank loan	1,365,753	(525,261)	(445,242)	(44,915)

Net cash provided by (used in) financing activities	1,365,753	(525,261)	(445,242)	(44,915)

Effects of exchange rate changes on cash	32,757	(13,525)	(83,779)	(174,056)
Net increase (decrease) in cash	215,766	(481,997)	(538,537)	(543,751)
Cash at beginning of period	973,930	1,172,347	1,728,233	1,234,101

Cash at end of period	$1,189,696	$690,350	$1,189,696	$690,350

Supplemental cash flow information:
Income taxes paid	$6,066	$—	$1,098,864	$—

Interest paid	$190,924	$216,724	$390,353	$438,421

Mad Catz Interactive, Inc.

Notes to Unaudited Consolidated Financial Statements

September 30, 2004

Note 1: Basis of Presentation

The unaudited interim period consolidated financial statements as of September 30, 2004, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2004.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented. Certain prior year amounts have been reclassified to conform to the current year presentations.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, (i) Mad Catz Inc.(“MCI”), the Company’s primary operating subsidiary, (ii) 1328158 Ontario Inc., which distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe Limited (MCE), which sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns Mad Catz Interactive Asia, Limited, which provides procurement services related to the manufacture of Mad Catz products. MCI owns FX Unlimited, Inc. (FX), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of Mad Catz (Asia) Limited, which is currently inactive.

Note 2: Foreign Exchange

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method. The Hong Kong dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3: Stock-Based Compensation/Change in Accounting Policy

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments,” on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. In accordance with the transitional provisions of Section 3870, beginning April 1, 2004 the Company adopted the fair value method of accounting for stock options on a retroactive basis, with prior periods restated. In determining compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions for the six-month periods ended September 30, 2004 and 2003: no dividend yield, volatility of 79% in fiscal 2005 and a volatility range of 73% to 76% in fiscal 2004, risk-free interest rates ranging from 2.9% to 4.0% in fiscal 2005 and 2.6% to 3.1% in fiscal 2004, and an expected life of 3 years. There were no stock option grants during the second quarter of fiscal 2005. The weighted average estimated fair value of employee stock options granted during the second quarter of fiscal 2004 ranged from $0.42 to $0.52.

The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 - Q1	reduction of $	129,287
Fiscal 2004 - Q1	reduction of $	32,651
Fiscal 2005 - Q2	reduction of $	39,148
Fiscal 2004 - Q2	reduction of $	40,732
Fiscal 2004 - Annual	reduction of $	194,891
Fiscal 2003 - Annual	reduction of $	261,841

Note 4: Segmented Data

The Company’s sales and capital assets are attributable to the following geographic segments:

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
Sales
United States	$16,784,656	$15,860,200	31,021,805	$30,592,034
International	2,231,019	3,792,978	3,390,208	6,079,938
Canada	1,654,333	1,628,137	2,976,715	2,421,446

	$20,670,008	$21,281,315	$37,388,728	$39,093,418

Revenues are geographically segmented based on the location of the customer. During the six months ended September 30, 2004, the Company sold approximately 46% of its products to three customers (2003 - approximately 40% to two customers)

	September 30, 2004	March 31, 2004
Capital assets:
United States	$1,332,617	$1,468,416
International	77,785	89,890
Canada	4,218	7,528

	1,414,620	1,565,834
Goodwill and intangible assets:
United States	3,839,978	4,242,196
Canada	20,559,694	19,963,731

	24,399,672	24,205,927

	$25,814,292	$25,771,761

Note 5: EBITDA Reconciliation

EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The Company believes, however, that in addition to the performance measures found in the financial statements, EBITDA is a useful financial performance measurement for assessing the Company’s operating performance. The Company’s management uses EBITDA as a measurement of operating performance in comparing its performance on a consistent basis over prior periods, as it removes from operating results the impact of the Company’s capital structure, including the interest expense resulting from outstanding debt, and the Company’s asset base, including depreciation and amortization of some of the Company’s assets.

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
		(as restated)		(as restated)
Net income (loss)	$293,568	$196,237	(55,940)	(1,118,968)
Adjustments:
Interest expense	217,115	358,069	457,700	743,001
Income tax expense (benefit)	254,069	157,978	199,591	(697,058)
Depreciation and amortization	460,276	313,850	928,512	624,383

EBITDA	$1,225,028	$1,026,134	$1,529,864	$(448,642)

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Three- and Six-Month Periods Ended

September 30, 2004

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes for the second quarter ended September 30, 2004. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company has several operating subsidiaries: (i) Mad Catz, Inc. (“MCI”), the Company’s primary operating subsidiary, incorporated in Delaware and located in San Diego, California, distributes the Company’s Mad Catz and GameShark lines of video game accessories in the United States and to international customers outside Canada and Europe, (ii) 1328158 Ontario Inc., distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, a corporation incorporated under the laws of England and Wales (“MCE”), sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws of Hong Kong (“MCA”), which is currently inactive.

A majority of the Company’s products are manufactured through third parties in Asia. The Company’s products are designed, developed, manufactured (through third parties) and marketed for all major console based video game systems. The Company’s principal products include video game controllers and accessories of all types, such as control pads, game enhancement software, steering wheels, joysticks, memory cards, video cables, light guns, dance pads and microphones.

Significant events

During the second quarter, the Company’s $35.0 million asset based credit facility with Congress Financial was renewed through September 25, 2005.

During the second quarter a number of new products were introduced, including GameShark®2 Game Codes with Media Player which was launched in July and accessory starter kits for Apple Computer’s iPod ® and iPod Mini® digital music players which are scheduled to ship in early 2005. In September 2004, the Company announced its lineup of accessories for the Nintendo DS ™, which will begin shipping in conjunction with the launch of the Nintendo DS this November.

Seasonality

The fiscal second quarter has historically been the second lowest sales period for the Company. Second quarter sales represented 20.8% and 18.9% of the Company’s total net sales in fiscal years 2004 and 2003, respectively. The Company relies heavily upon its fiscal third quarter, during which the retail holiday season generates the majority of the Company’s annual sales. Third quarter sales represented 41.1% and 43.7% of the Company’s total net sales in fiscal years 2004 and 2003, respectively.

Three and Six Months Ended September 30, 2004 compared to Three and Six Months Ended September 30, 2003

Sales

Net sales in the second quarter of fiscal 2005 decreased to $20.7 million as compared with $21.3 million in the second quarter of the prior year, a decrease of approximately $0.6 million or 2.9%. This decrease is related to the Company’s international net sales which were $2.2 million in the second quarter of fiscal 2005, down $1.6 million from $3.8 million in fiscal 2004. The decrease in international net sales was primarily due to $2.5 million of non-recurring international OEM sales, which occurred during the prior year second quarter. This decrease was offset by a $0.9 million increase in European sales primarily due to new customers, new products sold to existing customers and the impact of console price cuts in Europe. Net sales in the United States were $16.8 million for the second quarter of fiscal 2005 as compared to $15.9 million in the second quarter of fiscal 2004. Fiscal 2005 second quarter net sales in Canada were $1.7 million as compared to fiscal 2004 second quarter net sales of $1.6 million. For the six months ended September 30, 2004, net sales were $37.4 million as compared to $39.1 million in the prior year period.

The top selling product group for the second quarter of fiscal 2005 was PlayStation 2, representing approximately 34% of gross sales, with Xbox at 22%, GameCube at 13%, Game Boy at 9%, PlayStation at 5% and all others combined were 17% of gross sales. This compares to the second quarter of fiscal year 2004 with PlayStation 2 at 33%, Xbox at 28%, Game Cube at 10%, Game Boy at 10%, PlayStation at 8% and all others combined were 11% of gross sales. Year to date for the first half of fiscal 2005, the top selling product group was PlayStation 2, representing approximately 33% of gross sales, with Xbox at 23%, GameCube at 14%, GameBoy at 9% and all others combined were 21%.

Gross sales by category during the second quarter of fiscal 2005 were as follows: control pads 48%, software (primarily game enhancement software) 12%, steering wheels 9%, bundles 7%, memory 6%, and all others combined were 18%. Comparatively, the same quarter in fiscal 2004 reported gross sales by category as: control pads 38%, software 14%, steering wheels 7%, bundles 12%, memory 5% and all others combined were 24%. These comparisons highlight the product category increase in control pad sales with a corresponding reduction in the sales mix of bundles sold in fiscal 2004. For the six months ended September 30, 2004, gross sales by category were as follows: control pads 48%, software 14%, steering wheels 8%, bundles 7%, memory 7%, and all others combined were 16%.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, freight and distribution center costs. Gross profit in the second quarter of fiscal 2005 was $5.2 million as compared to $5.3 million in the prior year second quarter. Year-to-date gross profit was $9.5 million in fiscal 2005, an increase of $0.9 million over fiscal 2004 year to date gross profit of $8.6 million. Gross profit as a percentage of net sales was 25.3% for the second quarter of fiscal 2005, as compared to 25.1% in the same quarter of fiscal 2004. Year to date gross profit as a percentage of net sales was 25.5% for fiscal 2005, as compared to 21.9% for fiscal 2004.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $4.0 million in the second quarter of fiscal 2005, as compared to $4.3 million in fiscal 2004. Second quarter total operating expenses as a percentage of net sales were 19.2% in fiscal 2005 compared to 20.4% in fiscal 2004. For the six months ended September 30, 2004 total operating expenses were $7.7 million or 20.7% of net sales, compared to $8.8 million or 22.6% of net sales in the prior year period.

Selling expenses for the second quarter of fiscal 2005 were $2.3 million or 11.3% of net sales, as compared to $2.4 million or 11.5% of net sales in the second quarter of fiscal 2004. Year to date selling expenses were $4.4 million or 11.8% of net sales in fiscal 2005, compared to $5.2 million or 13.2% of net sales in fiscal 2004.

Total administrative expenses were $1.6 million or 7.9% of sales in the second quarter fiscal 2005, compared to $1.9 million or 8.9% of sales in the same period of fiscal 2004. The decrease in administrative expenses is primarily due to the consolidation of the Company’s Toronto corporate office with its San Diego headquarters as well as additional cost saving measures that were initiated in the fiscal 2004 fourth quarter. Year to date administrative expenses were $3.3 million or 8.9% of net sales in fiscal 2005, compared to $3.7 million or 9.4% of net sales in fiscal 2004.

Interest Expense

Interest expense was $0.2 million in the second quarter of fiscal 2005 as compared to $0.4 million in the prior year second quarter. The decrease in interest expense is attributed to a reduction in the average loan balance and the elimination of deferred financing fee amortization, which was charged to interest expense in the prior year quarter. Year to date interest expense was $0.5 million in fiscal 2005, compared to $0.7 million in fiscal 2004.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.5 million in the second quarter of fiscal 2005, compared with $0.3 million in the second quarter of fiscal 2004. The increase relates primarily to the GameShark intellectual property. The Company finalized its valuation of the acquired GameShark assets in the fourth quarter of fiscal 2004, which resulted in additional amortization expense during fiscal 2005. Year to date depreciation and amortization expense was $0.9 in fiscal 2005, compared to $0.6 in fiscal 2004. Molds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark are being amortized over the estimated useful life of the assets.

Income Tax Expense (Benefit)

Income tax expense was $0.3 million for the second quarter of fiscal year 2005 as compared to $0.2 million for the second quarter of fiscal 2004. Year to date income tax expense was $0.2 million, compared to an income tax benefit of $0.7 million in fiscal 2004. The change in effective tax rate from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company does business.

Net Income (Loss) and Net Income (Loss) Per Share

Net income was $0.3 million in the second quarter of fiscal 2005 as compared to net income of $0.2 million during the same period in fiscal 2004. Basic and diluted net income per share in the second quarter of fiscal 2005 was $0.01, compared to basic and diluted net income per share of $0.00 in the same period of fiscal 2004. Year to date net loss was $0.1 million in fiscal 2005, compared to year to date net loss of $1.1 million in fiscal 2004. Net income per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2005 second quarter which were 53,462,716 compared to 53,206,719 basic and 53,482,632 diluted shares in the second quarter of the previous year. Year to date net loss per share is calculated using the weighted average number of basic and diluted shares outstanding during the first half of fiscal 2005, which were 53,462,716 basic and diluted shares compared to 53,206,719 basic and diluted shares in the first half of fiscal 2004.

Change in Accounting Policy

Effective April 1, 2004, the Company adopted, on a retroactive basis, certain transitional provisions of The Canadian Institute of Chartered Accountants’ recommendations regarding the accounting for stock-based compensation. The Company has restated its financial statements for the retroactive application of these provisions. The impact on net income (loss) of adopting these accounting recommendations was as follows:

Fiscal 2005 – Q1	reduction of $129,287
Fiscal 2004 – Q1	reduction of $ 32,651
Fiscal 2005 – Q2	reduction of $ 39,148
Fiscal 2004 – Q2	reduction of $ 40,732
Fiscal 2004 – Annual	reduction of $194,891
Fiscal 2003 – Annual	reduction of $261,841

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations were $1.2 million in the second quarter of fiscal 2005 compared to EBITDA of $1.0 million for the same period in the prior year. Year to date EBITDA was $1.5 million in fiscal 2005, compared to negative $0.5 million in fiscal 2004. The improvement in EBITDA reflects the impact of improved gross margin and reduction in operating expenses in the current quarter. EBITDA represents net income plus interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating income or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, EBITDA is a useful financial performance measurement for assessing our Company’s operating performance. Our management uses EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of some of our assets.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. On July 27, 2004, Congress Financial agreed to extend the renewal date of the Company’s $35.0 million asset based credit facility to September 25, 2005. At September 30, 2004, the outstanding balance of the credit facility was $14.7 million as compared to $15.2 million at March 31, 2004 and $17.0 million at September 30, 2003.

At September 30, 2004, cash balances were approximately $1.2 million, compared to $1.7 million at March 31, 2004 and $0.7 million at September 30, 2003. The Company used $1.0 million in cash in the second quarter to fund operating activities as compared to cash provided from operating activities of $0.3 million in the second quarter of the previous year. The current year second quarter reflects an increase in accounts receivable of $2.1 million, an increase in inventories of $11.9 million and a corresponding increase in accounts payable of $11.5 million.

Cash used in investing activities was $0.2 million for the second quarter, as compared to $0.3 million for the same period in the previous year. The sole investing activity for the respective periods was the purchase of capital assets.

Cash provided by financing activities was $1.4 million for the second quarter of fiscal 2005 compared to cash used of $0.5 million for the same period of the previous year. Cash provided by financing activities was due to additional borrowings under the line of credit during the second quarter of fiscal 2005. The cash from bank advances will vary depending on the timing of payments to manufacturing facilities to reduce the Company’s accounts payable balances.

Total cash generated during the second quarter of fiscal 2005 was $0.2 million as compared to the use of cash of $0.5 million during the same period in fiscal 2004.

The Company believes that its available cash balance, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2005. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at September 30, 2004 was $1.2 million, compared to the balance of $1.7 million at March 31, 2004 and $0.7 million at September 30, 2003. Cash is primarily “cash in transit” and is intended to pay current liabilities or to repay outstanding amounts under the bank loan.

Accounts receivable at September 30, 2004 was $15.7 million as compared to $17.0 million at March 31, 2004 and $16.8 million at September 30, 2003. The decrease in accounts receivable is due to the sales seasonality, as discussed above in Seasonality, and is considered to be in line with management’s expectations.

Inventories at September 30, 2004 were $28.9 million as compared to $16.8 million at March 31, 2004, and $17.3 million at September 30, 2003. The increase in inventories is due to the anticipated high volume of sales expected for the third quarter of fiscal 2005, as discussed above in Seasonality. In addition, the Company has increased inventories due to potential sales opportunities and to guard against external supply chain issues related to manufacturing in China including possible electrical power and labor shortages as well as the current slow down at the shipping ports in Southern California. The Company believes it is well positioned to support customer demand during the upcoming holiday season.

Goodwill at September 30, 2004 was $20.6 million as compared to $20.0 million at March 31, 2004. Goodwill is associated with the purchase of MCI and is carried in Canadian dollars, and translated to United States dollars for financial reporting. The change in value from March 31, 2004 to September 30, 2004 is due solely to changes in U.S. and Canadian dollar exchange rates. Intangible assets of $3.8 million at September 30, 2004 and $4.2 million at March 31, 2004 represent the Company’s investment in GameShark.

The Congress Financial Credit Facility at September 30, 2004 was $14.7 million as compared to $15.2 million at March 31, 2004 and $17.0 million at September 30, 2003.

Accounts payable and accrued liabilities at September 30, 2004 were $24.3 million as compared to $13.7 million at March 31, 2004 and $16.1 million at September 30, 2003. The increase in accounts payable corresponds to the increase in inventory at September 30, 2004.

As of September 30, 2004, the Company’s total assets were $76.0 million as compared to $65.9 million at March 31, 2004 and $66.4 million at September 30, 2003. Shareholders’ equity was $36.8 million at September 30, 2004 as compared to $36.1 million at March 31, 2004 and $33.2 million at September 30, 2003.

Outlook

The Company remains positive about the outlook for the upcoming holiday season, despite ongoing concerns about the availability of some console hardware. The Company believes the anticipated launch of several highly anticipated software titles, recent console price cuts in Europe and the launch of the Nintendo DS in November all bode well for the industry. The Company also has recently announced a number of new initiatives aimed at adding new revenue streams to leverage the capabilities of the existing business. Underscoring these strategic initiatives, the Company has begun working with market-leading companies to assert its leadership position in the accessory space with ancillary product opportunities complementary to video gaming.

Safe Harbor for Forward Looking Statements:

This Management’s Discussion and Analysis contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this Management’s Discussion and Analysis as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; delays in the Company’s ability to obtain products from its manufacturers in China as a result of the current slow-down at the shipping ports in Southern California; and market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.